UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: The 2023 ETF Series Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

The 2023 ETF Series Trust II

c/o Foreside Management Services, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

Telephone Number (including area code):

(614) 416-9058

Name and address of agent for service of process:

The Corporation Trust Company

1209 Orange Street

Wilmington, Delaware 19801

With copies of Notices and Communications to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004-2541

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Portland and the State of Maine on the 18th day of August, 2023.

The 2023 ETF Series Trust II

/s/ Trent Statczar
Trent Statczar
President (Principal Executive Officer)

Attest:	/s/ Michael Minella
Name:	Michael Minella
Title:	Treasurer (Principal Financial and Accounting Officer)